

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 24, 2008

Mr. Cary Baetz, Chief Financial Officer
Boots & Coots International Well Control Inc.
7908 N. Sam Houston Parkway W., 5th Floor
Houston, Texas 77064

> **Re: Boots & Coots International Well Control Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30,**
> **2008**
> **Filed May 7, 2008 and August 5, 2008**
> **File No. 1-13817**

Dear Mr. Baetz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 20

1.   Amend your filing to briefly describe, or cross reference to a discussion thereof, any business combinations that materially affect the comparability of the information presented. Refer to instruction 2 of Item 301 of Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

2.   You state that your discussion under this item should be read in conjunction with other financial information contained in your periodic reports previously filed and incorporated by reference. Refer to Exchange Act Rule 12b-23(b) regarding incorporation by reference. Please amend this disclosure to comply with those provisions to clearly identify in the reference the page, paragraph and caption of the material incorporated. Provide an express statement as to the specified matter incorporated by reference at the particular place in the report where the information would be required. In the alternative, consider making disclosure of such matters directly in your annual report where such incorporation would render the annual report incomplete, unclear or confusing.

Liquidity, page 25

3.   Expand your discussion of cash provided by operating activities to address the causes for material changes in the line items of the components. Refer to paragraph 4 of the instructions to Item 303(a) of Regulation S-K.

Consolidated Statements of Income, page F-4

4.   Amend your filing to disclose separately the amount of revenue and costs from sales of product and sales from services, or tell us why you do not believe such separate presentation is required. Also disclose separately costs of tangible goods sold, expenses applicable to rental income, and costs of services. Refer to Regulation S-X, Rule 5-03(b)(1) and (2).

5.   You have presented the measure gross margin, yet you have omitted depreciation and amortization from its calculation. Under Staff Accounting Bulletin 11.B., depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise your presentation accordingly.

6.   Revise your statements of income to present interest expense separate from other non-operating income and from other non-operating expenses. Refer to the

requirements of Regulation S-X, Rule 5-03(b)(7), (8) and (9). Also tell us why you have included legal settlements as non-operating expense which, if related to operating activities, should be classified as operating expense. Please also explain to us why you have included MD&A disclosure detailing the components in this line for the 2006 to 2005 comparison but not for the 2007 to 2006 comparison.

Notes to Consolidated Financial Statements

B – Significant Accounting Policies, page F-7

7.   Please provide to us additional details as to how your revenue recognition policies for the WELLSURE® program comply with Staff Accounting Bulletin 101. Separately address each of the three types of revenue in your response, and identify all of the parties involved and the contractual relationships among them. In particular, explain why revenue recognition depends on when the insurance carrier bills the operator. We may have further comment.

8.   You have disclosed elsewhere in your filing that you assemble units at your Louisiana facility which become part of your fleet. Amend your filing to disclose your accounting policy for self-constructed assets, or tell us why such disclosure is not required.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief